SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of September 3, 2009

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On September 3, 2009 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s unaudited financial results for the three and six months ended June 30, 2009. A copy of such press release condensed for the three and six months ended June 30, 2009 is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated September 3, 2009, regarding Global Crossing (UK) Telecommunications Limited’s consolidated financial results for the three and six months ended June 30, 2009.

2

Exhibit 99.1

Global Crossing Reports GCUK’s Second Quarter 2009 Results

FOR IMMEDIATE RELEASE: THURSDAY, SEPTEMBER 3, 2009

London — Global Crossing Limited (NASDAQ: GLBC), a leading global IP solutions provider, today announced second quarter results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK).

Business Highlights

GCUK generated 77 million pounds of revenue in the second quarter and Operating Income Before Depreciation and Amortization (OIBDA) of 12 million pounds. (OIBDA is a non-GAAP measure that is defined and reconciled below.) The company also reported cash generated from operations of 4 million pounds before interest.

“Demand for our value-added products and services continue to be robust despite a challenging economic and competitive environment,” said John Legere, Global Crossing’s chief executive officer. “We continue to see healthy levels of new orders and good opportunities in the UK market as customers pursue productivity gains and cost reductions through the deployment of advanced IP-based networking solutions.”

Second Quarter Results

The results discussed below are prepared in accordance with International Financial Reporting Standards and presented in U.S. Generally Accepted Accounting Principles (U.S. GAAP) format.

GCUK generated revenue of 77 million pounds, a decrease of 1 million pounds or 2 percent, sequentially and a decrease of 3 million pounds or 4 percent on a year-over-year basis. The sequential decrease in revenue was primarily due to lower equipment sales compared to the previous quarter. The year-over-year decrease in revenue was primarily due to attrition from the Camelot contract, partially offset by growth from other customers across our enterprise and carrier sales channels. For the six months ended June 30, 2009, a year-over-year decline in revenue from the Camelot relationship of 12 million pounds was largely offset by revenue growth from other customers across our enterprise and carrier sales channels of 9 million pounds.

Cost of revenue, which includes cost of access, technical real estate, network and operations, third party maintenance and cost of equipment sales, was 54 million pounds for the quarter, compared with 52 million pounds in the prior quarter and 51 million pounds in the second quarter of 2008. The sequential increase was primarily due to the impact of a 3 million pound retroactive real estate tax assessment revision for the cumulative period of December 2006 through June 2009. The year-over-year increase was primarily due to the aforementioned real estate tax assessment.

Sales, general and administrative expenses (SG&A) were 10 million pounds for the quarter, an increase of 1 million pounds from the prior quarter and essentially flat on a year-over-year basis. The sequential increase was primarily due to higher restructuring provisions for real estate.

GCUK’s OIBDA for the second quarter was 12 million pounds, compared with 17 million pounds in the first quarter of 2009 and 20 million pounds in the second quarter of 2008. The sequential decrease in OIBDA was primarily due to lower gross margin from equipment sales, higher real estate taxes and higher restructuring provisions for real estate. The year-over-year decrease in OIBDA was due to lower revenue, primarily due to the attrition of the Camelot contract, and higher real estate taxes.

GCUK recorded net income of 10 million pounds for the second quarter of 2009, compared with a net loss of 2 million pounds in the first quarter of 2009 and net income of 1 million pounds in the second quarter of 2008. In addition to the variances described above, the increase in net income was primarily due to foreign exchange gains on the GCUK’s U.S. dollar-denominated Senior Secured Notes in the second quarter of 2009 as compared with the prior comparable quarters.

Cash and Liquidity

As of June 30, 2009, GCUK had cash and cash equivalents of 17 million pounds compared with 33 million pounds at March 31, 2009, and 27 million pounds at June 30, 2008.

Net cash used in operating activities during the second quarter totaled 12 million pounds after operating working capital use of 8 million pounds and interest paid of 16 million pounds. GCUK’s cash and cash equivalents decreased by 16 million pounds in the second quarter, after purchases of property, plant and equipment of 4 million pounds and principal payments on finance leases and other debt obligations of 2 million pounds.

3

In accordance with the indenture governing the senior secured notes, the company repurchased 7 million pounds of the Senior

Secured Notes, excluding accrued interest, on May 29, 2009. To support this debt repurchase and other working capital needs, GCUK borrowed 10 million pounds from GC Impsat during the quarter.

International Financial Reporting Standards

GCUK’s results reported here include unaudited consolidated financial results for the three months ended June 30, 2009, March 31, 2009 and June 30, 2008; the unaudited consolidated balance sheet as of June 30, 2009; and the audited consolidated balance sheet as of December 31, 2008, all in accordance with IFRS, as published by the International Accounting Standards Board (IASB). GCUK’s results for the second quarters of 2009 and 2008 and the first quarter of 2009 were included in Global Crossing’s consolidated results previously reported on July 28, 2009, in accordance with U.S. GAAP and in U.S. dollars.

Non-GAAP Financial Measures

Consistent with the U.S. Securities and Exchange Commission’s (SEC’s) Regulation G, the attached tables include a definition of OIBDA, as well as a reconciliation of such measure to the most directly comparable financial measure calculated in accordance with IFRS and presented in the US GAAP reporting format.

Conference Call

Management has scheduled a conference call for Thursday, September 3, 2009, at 12:00 p.m. EDT/5:00 p.m. BST to discuss GCUK’s financial results. The call may be accessed by dialing +1 212 231 2924 or +44 (0) 20 3300 0078. Callers are advised to dial in 15 minutes prior to the 12:00 p.m. EDT start time. The call will also be Webcast at http://investors.globalcrossing.com/results.cfm.

A replay of the call will be available on Thursday, September 3, 2009, beginning at 3:00 p.m. EDT/8:00 p.m. BST and will be accessible until Thursday, September 10, 2009, at 3:00 p.m. EDT/8:00 p.m. BST. To access the replay, dial +1 402 977 9140 or +1 800 633 8284 and enter reservation number 21435016. UK callers may access the replay by dialing +44 (0) 87 0000 3081 or +44 (0) 80 0692 0831 and entering reservation number 21435016.

ABOUT GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED

Global Crossing (UK) Telecommunications Limited provides a full range of managed telecommunications services in a secure environment ideally suited for IP-based business applications. The company provides managed voice, data, Internet and e-commerce solutions to a strong and established commercial customer base, including more than 100 UK government departments, as well as systems integrators, rail sector customers and major corporate clients. In addition, GCUK provides carrier services to national and international communications service providers.

ABOUT GLOBAL CROSSING

Global Crossing Limited (NASDAQ: GLBC) is a leading global IP solutions provider with the world’s first integrated global IP-based network. The company offers a full range of secure data, voice, and video products to approximately 40 percent of the Fortune 500, as well as to 700 carriers, mobile operators and ISPs. It delivers services to nearly 700 cities in more than 60 countries and six continents around the globe.

Website Access to Company Information

Global Crossing maintains a corporate website at www.globalcrossing.com, and you can find additional information about the company through the Investors pages on that website at http://investors.globalcrossing.com. Global Crossing utilizes its website as a channel of distribution of important information about the company. Global Crossing routinely posts financial and other important information regarding the company and its business, financial condition and operations on the Investors web pages.

Visitors to the Investors web pages can view and print copies of Global Crossing’s SEC filings, including periodic and current reports on Forms 10-K, 10-Q, 8-K, and in respect of GCUK’s Forms 20-F and 6-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for each of the standing committees of Global Crossing’s Board of Directors, its Corporate Governance Guidelines, Ethics Policy, press releases and analysts presentations are all available through the Investors web pages.

Please note that the information contained on any of Global Crossing’s websites is not incorporated by reference in, or considered to be a part of, any document unless expressly incorporated by reference therein.

# # #

4

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause the actual results to differ materially, including: the impact on the business of current global economic conditions and the severe tightening in global credit markets; increased competition and pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; the impact on the business of an economic downturn or recession; dependence on a number of key personnel; the concentration of revenue in a limited number of customers, and the rights of such customers to terminate their contracts or to simply cease purchasing services thereunder; the influence of the company’s parent, and possible conflicts of interest of the parent or of certain of GCUK’s directors and officers; our ability to raise capital through financing activities; exposure to contingent liabilities; and other risks referenced from time to time in GCUK’s filings with the Securities and Exchange Commission. Global Crossing undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contact

Michael Schneider

+ 1 973 937 0146

Michael.Schneider@globalcrossing.com

Analysts/Investors Contacts

Mark Gottlieb

+ 1 800 836 0342

glbc@globalcrossing.com

Gino Mathew

United Kingdom

+ 1 973 937 0133

Gino.Mathew@globalcrossing.com

IR/PR1

5 Financial Tables Follow

5

Table 1

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Financial Position

Results below are in pounds sterling in thousands

	June 30, 2009	December 31, 2008
	(unaudited)	(audited)
Non current assets
Intangible assets, net	£11,886	£11,955
Property, plant and equipment, net	168,475	179,544
Investment in associate	210	178
Retirement benefit asset	1,020	1,020
Trade and other receivables	32,611	37,006

	214,202	229,703

Current assets
Trade and other receivables	70,450	56,276
Derivative financial instrument	534	2,787
Cash and cash equivalents	16,967	36,100

	87,951	95,163

Total assets	£302,153	£324,866

Current liabilities
Trade and other payables	£(82,398)	£(81,909)
Senior secured notes	(4,812)	(7,382)
Deferred revenue	(37,760)	(38,751)
Provisions	(1,283)	(1,590)
Obligations under finance leases	(7,712)	(10,182)
Other debt obligations	(501)	(740)

	(134,466)	(140,554)

Non current liabilities
Trade and other payables	(9,255)	(335)
Senior secured notes	(258,148)	(279,546)
Deferred revenue	(94,542)	(100,694)
Retirement benefit obligation	(2,957)	(2,880)
Provisions	(2,737)	(3,786)
Obligations under finance leases	(10,971)	(14,043)
Other debt obligations	(70)	(240)

	(378,680)	(401,524)

Total liabilities	(513,146)	(542,078)

Net liabilities	£(210,993)	£(217,212)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	31,138	30,504
Hedging reserve	480	2,694
Accumulated deficit	(242,712)	(250,511)

Total equity	£(210,993)	£(217,212)

Table 2

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Operations

Results below are in pounds sterling in thousands

	Three months ended
IFRS in IFRS Reporting Format	June 30, 2009	March 31, 2009	June 30, 2008
	(unaudited)	(unaudited)	(unaudited)
Revenue	£77,309	£78,588	£80,673
Cost of sales	(50,922)	(50,524)	(49,628)

Gross profit	26,387	28,064	31,045
Distribution costs	(4,586)	(4,574)	(4,660)
Administrative expenses	(19,301)	(16,902)	(17,597)

Operating profit	2,500	6,588	8,788
Finance revenues/(charges), net	7,692	(8,621)	(7,595)

Profit/(loss) before tax	10,192	(2,033)	1,193
Tax (charge)/benefit	(202)	(158)	51

Profit/(loss) for the period	£9,990	£(2,191)	£1,244

	Three months ended
IFRS in U.S. GAAP Reporting Format	June 30, 2009	March 31, 2009	June 30, 2008
	(unaudited)	(unaudited)	(unaudited)
REVENUES	£77,309	£78,588	£80,673
Cost of revenue (excluding depreciation and amortization shown separately below)
Cost of access	(25,405)	(24,580)	(25,105)
Real estate, network and operations	(15,074)	(12,784)	(12,464)
Third party maintenance	(3,705)	(3,659)	(4,559)
Cost of equipment and other sales	(10,314)	(11,217)	(8,766)

Total cost of revenue	(54,498)	(52,240)	(50,894)

Gross margin	22,811	26,348	29,779
Selling, general and administrative	(10,431)	(9,012)	(10,025)
Depreciation and amortization	(11,262)	(10,463)	(10,976)

Total operating expenses	(76,191)	(71,715)	(71,895)

OPERATING INCOME	1,118	6,873	8,778
OTHER INCOME (EXPENSE)
Interest expense, net	(7,506)	(7,322)	(7,591)
Other income (expense), net	16,580	(1,584)	6

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	10,192	(2,033)	1,193
(Provision) benefit for income taxes	(202)	(158)	51

NET INCOME (LOSS)	£9,990	£(2,191)	£1,244

Note:

The classification differences between reporting under IFRS and U.S. GAAP reporting format are as follows:

Cost of sales:

Under IFRS reporting format, the company includes cost of access, third party maintenance, customer-specific costs and depreciation on network assets within cost of sales.

Cost of revenue:

Under U.S. GAAP reporting format, the company includes cost of access, real estate, network and operations, third party maintenance and cost of equipment and other sales within cost of revenue.

Foreign currency gains and losses:

Under IFRS reporting format, the company includes foreign currency gains and losses within operating profit, except for those related to the senior secured notes and loans from and to related parties, which are included in finance revenues/(charges). Under U.S. GAAP reporting format, all foreign exchange gains and losses are included in other income (expense), net.

Table 3

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Cash Flows

Results below are in pounds sterling in thousands

	Six months ended
	June 30, 2009	June 30, 2008
	(unaudited)	(unaudited)
Operating activities:
Profit for the period	£7,799	£2,051
Adjustments for:
Finance costs, net	929	15,294
Income tax	360	193
Depreciation of property, plant and equipment	17,437	17,500
Amortization of intangible assets	844	1,060
Amortization of prepaid connection costs	4,719	4,585
Share based payment expense	634	2,853
Gain on disposal of property, plant and equipment	(50)	—
Equity income from associate	(32)	—
Change in provisions	(1,465)	(730)
Change in operating working capital	(17,273)	(5,246)
Change in other assets and liabilities	(5,972)	(3,417)

Cash generated from operations	7,930	34,143
Interest paid	(16,776)	(16,573)

Net cash (used in)/provided by operating activities	£(8,846)	£17,570

Investing activities:
Interest received	£1,271	£1,262
Proceeds from disposal of property, plant and equipment	58	—
Purchase of property, plant and equipment	(7,150)	(9,450)

Net cash used in investing activities	£(5,821)	£(8,188)

Financing activities:
Loans provided by group companies	£9,908	£—
Repayment of senior secured notes	(7,382)	(1,158)
Payment of employee taxes on share-based compensation	(1,047)	—
Repayment of capital elements under finance leases	(5,544)	(5,058)
Proceeds from debt obligations, net	—	474
Repayment of capital element of other debt obligations	(401)	(226)

Net cash used in financing activities	£(4,466)	£(5,968)

Net (decrease)/increase in cash and cash equivalents	(19,133)	3,414
Cash and cash equivalents at beginning of period	36,100	23,954

Cash and cash equivalents at end of period	£16,967	£27,368

Non-cash financing activities:
Capital lease and debt obligations incurred	£—	£860

Table 4

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Summary of Consolidated Revenues

Results below are in pounds sterling in thousands

	Three months ended
	June 30, 2009	March 31, 2009	June 30, 2008
	(unaudited)	(unaudited)	(unaudited)
Revenues:
Enterprise, carrier data and indirect sales channels	£75,338	£76,589	£78,930
Carrier voice	1,846	1,874	1,618

Revenues from third party customers	77,184	78,463	80,548
Revenues from Global Crossing group companies	125	125	125

Consolidated revenues	£77,309	£78,588	£80,673

Table 5

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of OIBDA to Net Income (Loss)

Results below are in pounds sterling in thousands

Pursuant to the SEC’s Regulation G, the following table provides a reconciliation of OIBDA, which is considered a non-GAAP (Generally Accepted Accounting Principles) financial measure, to net income (loss) under U.S. GAAP reporting format.

OIBDA is defined as operating income before depreciation and amortization, based upon our IFRS results in U.S. GAAP reporting format consolidated statements of operations. OIBDA differs from operating income, in that it excludes depreciation and amortization. Such excluded expenses primarily reflect the non-cash impacts of historical capital investments, as opposed to the cash impacts of capital expenditures made in recent periods. In addition, OIBDA does not give effect to cash used for debt service requirements and thus does not reflect available funds for reinvestment, distributions or other discretionary uses.

Management uses OIBDA as an important part of our internal reporting and planning processes and as a key measure to evaluate profitability and operating performance, make comparisons between periods, and to make resource allocation decisions. Management believes that the investment community uses similar performance measures to compare performance of competitors in our industry.

There are material limitations to using non-GAAP financial measures. Our calculation of OIBDA may differ from similarly titled measures used by other companies, and may not be comparable to those other measures. Additionally, OIBDA does not include certain significant items such as depreciation and amortization, interest income, interest expense, income taxes and other non-operating income or expense items. OIBDA should be considered in addition to, and not as a substitute for, other measures of financial performance reported in accordance with GAAP.

Management believes that OIBDA is useful to our investors as it is a relevant indicator of operating performance, especially in a capital-intensive industry such as telecommunications. OIBDA provides investors with an indication of the underlying performance of our everyday business operations. It excludes the effect of items associated with our capitalization and tax structures, such as interest income, interest expense and income taxes, and of other items not associated with our everyday operations.

	Three months ended
	June 30, 2009	March 31, 2009	June 30, 2008
	(unaudited)	(unaudited)	(unaudited)
OIBDA	£12,380	£17,336	£19,754
Depreciation and amortization	(11,262)	(10,463)	(10,976)

Operating income	1,118	6,873	8,778
Interest expense, net	(7,506)	(7,322)	(7,591)
Other income (expense), net	16,580	(1,584)	6
(Provision) benefit for income taxes	(202)	(158)	51

Net income (loss)	£9,990	£(2,191)	£1,244

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ EDWARD T. HIGASE
Name:	Edward T. Higase
Title:	Managing Director

Date: 3 September, 2009